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May 17, 2001



VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20659

         RE:   MERCFUEL, INC.

Ladies and Gentlemen:

     On May 16, 2001, MercFuel, Inc., a Delaware corporation (the "Company") submitted for filing a registration statement on Form S-1. In connection therewith, the Company hereby withdraws its previously filed Registration Statement on Form 10. The Company will subsequently file a Form 8-A with the Commission to become effective on the effective date of its initial public offering.

     Should you have any questions or require any additional information with respect to this letter please contact the undersigned at (310) 827-2737 or by facsimile at (310) 827-0650 or our legal counsel, James R. Stern or Frederick H. Kopko, Jr. at (312) 332-6405 or by facsimile at (312) 332-2059.

                                              Sincerely,

                                              MERCFUEL, INC.


                                              /s/ ERIC A. BEELAR
                                              ----------------------------------
                                                 Eric A. Beelar
                                                 President


cc:      Joseph A. Czyzyk
         Frederick H. Kopko, Jr., Esq.
         James R. Stern, Esq.
         Thomas J. Poletti, Esq.